UNITED STATES SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 001-41882
Washington, D.C. 20549	CUSIP NUMBER Common Stock: 4576JP 109

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: September 30, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Inno Holdings Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable

2465 Farm Market 359 South
Address of Principal Executive Office (Street and Number)

Brookshire, TX 77423
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Inno Holdings, Inc. (the “Company”) has determined that it is unable to file its annual report on Form 10-K for the year ended September 30, 2023 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense as the Company needs additional time to complete its audited financial statements included in the Annual Report. The Annual Report will be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Tianwei Li	(909)	978-7765
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue of approximately $2.0 million for the year ended September 30, 2023 compared to $4.5 million for the year ended September 30, 2022. Costs and Operating expenses for the year ended September 30, 2023 is expected to be approximately $4.8 million, decreased by approximately $0.6 million as a result of decreasing in sales and offsetting by an increase in sales and marketing expenses and bad debt expenses. While the Company does not expect any significant changes to the aforementioned preliminary unaudited financial information, such preliminary financial information remains subject to change pending the completion of the Company’s financial statements as of and for the year ended September 30, 2023.

Inno Holdings Inc.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 3, 2024	By:	/s/ Tianwei Li
	Name:	Tianwei Li
	Title:	Chief Financial Officer

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